Exhibit 21.1

List of Subsidiaries

of

Tudou Holdings Limited

(the “Registrant”)

Beneficially Owned Subsidiaries
	Name of Company	Jurisdiction of Incorporation	Percentage of Attributable Equity Interests
1.	StarCloud Media Co., Limited	British Virgin Islands	100%
2.	Star Manor Limited	Hong Kong	100%
3.	Tudou Limited	Hong Kong	100%
4.	Reshuffle Technology (Shanghai) Co., Ltd.	PRC	100%
5.	Wohong Technology (Shanghai) Co., Ltd.	PRC	100%

Affiliated Entities Consolidated in the Registrant’s Financial Statement
	Name of Company		Jurisdiction of Incorporation
1.	Quan Toodou Network Science and Technology Co., Ltd.		PRC
2.	Shanghai Licheng Cultural Communication Co., Ltd.		PRC
3.	Shanghai Suzao Network Science and Technology Co., Ltd.		PRC
4.	Chengdu Gaishi Network Science and Technology Co., Ltd.		PRC